UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

I.D. SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449489103
(CUSIP Number)

with a copy to:
Jeffrey M. Jagid	Steven E. Siesser, Esq.
c/o I.D. Systems, Inc.	Lowenstein Sandler PC
123 Tice Boulevard	1251 Avenue of the Americas
Woodcliff Lake, New Jersey 07677	New York, New York 10020
(201) 996-9000	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 449489103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Jeffrey M. Jagid

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.		Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	630,400*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	630,400*
Person With	10.	Shared Dispositive Power:	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 630,400*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.		Percent of Class Represented by Amount in Row (11): 5.5%*

14.		Type of Reporting Person (See Instructions): IN

* Based on information provided by I.D. Systems, Inc. (the “Company”), as of February 14, 2011, there were 11,233,325 shares of common stock, par value $0.01 per share (the “Common Stock”), issued and outstanding as of such date.  The shares of Common Stock reported in the table above include (i) 342,146 shares of Common Stock, (ii) 71,254 restricted shares of Common Stock, and (iii) options to purchase 217,000 shares of Common Stock exercisable within 60 days of February 14, 2011.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Jeffrey M. Jagid is deemed to beneficially own 630,400 shares of Common Stock, or 5.5% of the shares of Common Stock deemed issued and outstanding as of February 14, 2011.  Mr. Jagid has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares of Common Stock.

Item 1.   Security and Issuer.

       This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of I.D. Systems, Inc. (the “Company”), and is being filed pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended.  The principal executive offices of the Company are located at 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Item 2.   Identity and Background.

       The name of the person filing this Schedule 13D is Jeffrey M. Jagid, whose business address is c/o I.D. Systems, Inc., 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.  Mr. Jagid is the Chairman of the Board of Directors of the Company and the Chief Executive Officer of the Company.

       Mr. Jagid has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Jagid is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

       The shares of Common Stock reported herein consist of shares held by Mr. Jagid prior to the Company’s initial public offering, as well as (i) restricted shares of Common Stock awarded to Mr. Jagid in consideration of his services as an executive officer of the Company, (ii) options to purchase Common Stock that were awarded to Mr. Jagid in consideration of his services as an executive officer of the Company (and shares of Common Stock issued to Mr. Jagid in connection with the exercise of such stock options), and (iii) shares of Common Stock purchased by Mr. Jagid in the open market.

       Mr. Jagid has previously reported beneficial holdings of shares of Common Stock on Schedule 13G, as amended.

Item 4.   Purpose of Transaction.

       Mr. Jagid serves as the Company’s Chief Executive Officer and he also serves as Chairman of the Board of Directors.

       Other than as stated above, Mr. Jagid currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Based on information provided by the Company, as of February 14, 2011, there were 11,233,325 shares of Common Stock outstanding.  As of February 14, 2011, Mr. Jagid held (i) 342,146 shares of Common Stock, (ii) 71,254 restricted shares of Common Stock, and (iii) options to purchase 217,000 shares of Common Stock exercisable within 60 days of February 14, 2011.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Jagid is deemed to beneficially own 630,400 shares of Common Stock, or 5.5% of the shares of Common Stock deemed issued and outstanding as of February 14, 2011.  Mr. Jagid has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares of Common Stock.

       Other than the transactions described in this Schedule 13D, during the 60 days on or prior to the date hereof, there were no transactions effected in the Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by Mr. Jagid or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandigns or Relatioships With Respect to Securities of the Issuer.

       Mr. Jagid entered into Restricted Stock Award Agreements with the Company on June 29, 2009 and February 5, 2010 (together, the “Restricted Stock Agreements”), pursuant to which the Company has agreed to grant Mr. Jagid shares of Common Stock as an incentive to participate in the success and growth of the Company.  The terms of such grants are governed by the Restricted Stock Agreements and the Company’s 2007 Equity Compensation Plan (the “Plan”).  The foregoing summary of the Restricted Stock Agreements is qualified in its entirety by reference to the complete agreements, copies of which are filed as Exhibit 1 and Exhibit 2 hereto.

       In addition, on September 9, 2009, Mr. Jagid entered into a severance agreement (the “Severance Agreement”) with the Company, which provides Mr. Jagid with certain severance and change in control benefits upon the occurrence of a “Trigger Event.”  Under the Severance Agreement, a Trigger Event shall have occurred if (i) the Company terminates Mr. Jagid without Cause or (ii) Mr. Jagid resigns for Good Reason within six months following a Change in Control Event (provided, however, that the termination of Mr. Jagid’s employment due to his death or Disability shall in no event be considered a Trigger Event).

       Within 45 days after the occurrence of a Trigger Event (or such shorter period as may be required under the terms of a general release agreement (“Release”) to be entered into by Mr. Jagid in order to obtain benefits under the Severance Agreement, a form of which is attached to the Severance Agreement), Mr. Jagid shall execute and deliver the Release to the Company.  Upon the earlier of the expiration of any applicable revocation period required for the Release to be effective with respect to age discrimination claims and the date on which it is otherwise permitted to be effective and irrevocable under applicable law, Mr. Jagid shall be entitled to, among other things, (i) partial accelerated vesting of Mr. Jagid’s previously granted stock options and restricted stock awards, such that (to the extent not already then vested) a portion of these awards shall vest and/or become exercisable, in each case on a pro-rated basis that takes into account the number of months elapsed since the date of grant as compared to the scheduled vesting date (provided that the terms of the Plan shall continue to govern acceleration of vesting in the event of a “Change of Control” as defined therein), and (ii) an award of “Performance Shares” under the restricted stock unit award agreement previously entered into between the Company and Mr. Jagid, in an amount and to the extent of the sum of the “Interim Shares” determined (and defined) in accordance with Exhibit A to that agreement.

       Capitalized terms used and not otherwise defined above have the respective meanings ascribed thereto in the Severance Agreement.  The foregoing summary of the Severance Agreement is qualified in its entirety by reference to the complete agreement, which is incorporated by reference herein as Exhibit 3 hereto.

Item 7.   Material to be Filed as Exhibits

       Exhibit 1           Restricted Stock Award Agreement dated June 29, 2009 by and between the Company and Jeffrey M. Jagid.

       Exhibit 2           Restricted Stock Award Agreement dated February 5, 2010 by and between the Company and Jeffrey M. Jagid.

       Exhibit 3           Severance Agreement, dated September 11, 2009, by and between the Company and Jeffrey M. Jagid (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 30, 2009 (File No. 001-15087) filed with the Securities Exchange Commission on November 6, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

/s/ Jeffrey M. Jagid
Jeffrey M. Jagid

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

I.D. SYSTEMS, INC.

RESTRICTED STOCK AWARD AGREEMENT

       This Restricted Stock Award Agreement (the “Agreement”), dated as of the “Award Date” set forth in the attached Exhibit A, is entered into between I.D. Systems, Inc., a Delaware corporation (the “Company”), and the individual identified in Exhibit A (the “Awardee”).

       WHEREAS, the Company desires to provide the Awardee an incentive to participate in the success and growth of the Company through the holding of a proprietatry interest in the Company; and

       WHEREAS, to give effect to the foregoing intentions, the Company desires to grant the Awardee a restricted stock award of shares of the Company’s common stock, par value $.01 (the “Common Stock”) pursuant to the I.D. Systems, Inc. 2007 Equity Compensation Plan (the “Plan”);

       NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

       1.           Grant.  The Company hereby grants the Awardee a restricted stock award (the “Award”) with respect to the number of shares of Common Stock set forth in Exhibit A (such shares in the aggregate being referred to herein as the “Restricted Shares”).  The Award and the Restricted Shares shall be subject to the terms and conditions set forth in this Agreement and the provisions of the Plan, the terms of which are incorporated herein by reference.  Capitalized terms used but not otherwise defined herein shall have the meanings as set forth in the Plan.

       2.           Lapsing Forfeiture Provisions.  Subject to the terms of this Agreement, the Awardee shall forfeit the Restricted Shares to the extent that the Awardee does not satisfy the applicable vesting requirements set forth in Exhibit A.

       3.           Transfer Restrictions.  Prior to the satisfaction of the conditions set forth in Exhibit A, the Awardee shall not sell, assign, pledge or otherwise transfer (voluntarily or involuntarily) any of the Restricted Shares.  Upon satisfaction of the conditions set forth in Exhibit A, the transfer restrictions set forth in this Section shall lapse with respect to the Restricted Shares for which such conditions are satisfied.  As a condition of the grant of this award, Awardee may be required to execute a stock power in blank in the form of Exhibit B hereto with respect to any shares issued pursuant to this Agreement.

       4.           Adjustment of Shares.  Notwithstanding anything contained herein to the contrary, in the event of any change in the Company’s Common Stock resulting from a corporate transaction including, but not limited to, a subdivision or consolidation, reorganization, recapitalization, merger, share split, reverse share split, share distribution, combination of shares or the payment of a share dividend, the Restricted Shares shall be treated in the same manner in any such transaction as other Common Stock.  Any Common Stock or other securities received by the Awardee as a result of such transaction with respect to the Restricted Shares shall be subject to the restrictions and conditions set forth herein and in the attached Exhibit A.

       5.           Rights as Stockholder.  Except as provided by Section 3 hereof, the Awardee shall be entitled to all of the rights of a stockholder with respect to the Restricted Shares as of the Award Date, including, but not limited to, the right to vote such shares and receive dividends and other distributions payable with respect to same.

       6.           Recording; Escrow of Share Certificates.  As soon as reasonably practicable after the Award Date, the Company shall issue stock certificates in the Awardee’s name that correspond to the Restricted Shares (the “Certificates”), and shall hold such Certificates in escrow for the Awardee’s benefit, properly endorsed for transfer, until such time as the Restricted Shares are forfeited to the Company or all restrictions thereon lapse, or, rather, arrange for the recording of such grant on its (or its delegate’s) books, with such Certificates to be issued upon the lapsing of restrictions on such Restricted Shares.  The Company shall not be liable for any act it may do or fail to do with respect to the holding of the Certificates in escrow hereunder or the recording of such Restricted Shares on its (or its delegate’s) books, provided it acts or fails to act in good faith and in the exercise of its sound judgment.

       7.           Legend.  To the extent the Company issues Certificates prior to the lapse of the restrictions on an Awardee’s Restricted Shares, the Certificates shall bear the following legend:

THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE CONDITIONS AND TRANSFER RESTRICTIONS) CONTAINED IN A RESTRICTED STOCK AWARD AGREEMENT BETWEEN I.D. SYSTEMS, INC. AND THE HOLDER AND THE TERMS OF THE I.D. SYSTEMS, INC. 2007 EQUITY COMPENSATION PLAN, AS EACH MAY BE AMENDED FROM TIME TO TIME.  A COPY OF SUCH AGREEMENT IS ON FILE IN THE OFFICE OF THE SECRETARY OF I.D. SYSTEMS, INC.

       8.           Section 83(b) Election.  The Awardee hereby acknowledges that the Awardee has been informed that, with respect to the Restricted Shares, the Awardee may file an election with the Internal Revenue Service, within 30 days of the execution of this Agreement, electing pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, (the “Code”) to be taxed currently on any difference between the purchase price of the Restricted Shares and their fair market value on the date of purchase.  Absent such an election, taxable income will be measured and recognized by the Awardee at the time or times at which the forfeiture restrictions on the Restricted Shares lapse.  The Awardee is strongly encouraged to seek the advice of his own tax consultants in connection with the issuance of the Restricted Shares and the advisability of filing of the election under Section 83(b) of the Code.  A form of Election under Section 83(b) is attached hereto as Exhibit C for reference.

THE AWARDEE ACKNOWLEDGES THAT IT IS NOT THE COMPANY’S, BUT RATHER THE AWARDEE’S SOLE RESPONSIBILITY TO FILE THE ELECTION UNDER SECTION 83(b) TIMELY.

Circular 230 Disclaimer:  Nothing contained in this discussion of certain federal income tax considerations is intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or (ii) promoting, marketing, or recommending to another party any transactions or tax-related matters addressed herein.

       9.           Government Regulations.  Notwithstanding anything contained herein to the contrary, the Company’s obligation to issue or deliver certificates evidencing the Restricted Shares and/or recording of the grant of such Restricted Shares shall be subject to the terms of all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required; provided that the Company shall use commercially reasonable best efforts to ensure that the terms of all applicable laws, rules and regulations and approvals by any governmental agencies or national securities exchanges as may be required are timely satisfied or obtained, as applicable.

       10.           Withholding Taxes.  The Company shall have the right to require the Awardee to remit to the Company, or to withhold from amounts payable to the Awardee, as compensation or otherwise, an amount sufficient to satisfy all federal, state and local withholding tax requirements (including, without limitation, any tax resulting from (i) the expiration of restrictions set forth hereunder that are applicable to any particular Restricted Shares or (ii) an election made by the Awardee under Section 83(b) of the Code).

       11.           Investment Purpose.  The Awardee agrees not to sell, transfer or otherwise dispose of such shares unless they are either (1) registered under the Securities Act of 1933 and all applicable state securities laws, or (2) exempt from such registration in the opinion of Company counsel, and consents to the Company’s placing of the legend set forth in Section 7 above on the certificates, if any, summarizing such securities law restrictions; provided that the Company shall use commercially reasonable best efforts to ensure that the requirements of either (1) or (2) above are timely satisfied.

       12.           Awardee Representations.  The Awardee has reviewed with the Awardee's own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement.  The Awardee is relying solely on such advisors and not on any statements or representations of the Company or any of its agents, if any, made to the Awardee.  The Awardee understands that the Awardee (and not the Company) shall be responsible for the Awardee’s own tax liability arising as a result of the transactions contemplated by this Agreement.

       13.           Employment/Service.  Neither this Agreement nor any action taken hereunder shall be construed as giving the Awardee any right of continuing employment by or service with the Company.

       14.           Notices.  Notices or communications to be made hereunder shall be in writing and shall be delivered in person, by registered mail, by confirmed facsimile or by a reputable overnight courier service to the Company at its principal office or to the Awardee at his address contained in the records of the Company.

       15.           Governing Law.  This Agreement shall be construed under the laws of the State of Delaware, without regard to conflict of laws principles.

       16.           Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter of this Agreement.

       17.           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Company and the Awardee and their respective permitted successors, assigns, heirs, beneficiaries and representatives.  This Agreement is personal to the Awardee and may not be assigned by the Awardee without the prior consent of the Company.  Any attempted assignment in violation of this Section shall be null and void.

       18.           Amendment.  This Agreement may be amended or modified only by a written instrument executed by both the Company and the Awardee.

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused their duly authorized officer to execute this Agreement as of the date first written above.

I.D. SYSTEMS, INC.

By:	/s/ Ned Mavrommatis
Name: Ned Mavrommatis
Title: CFO

AWARDEE

/s/ Jeffrey Jagid
Name: Jeffrey Jagid

EXHIBIT A

1.           (a).           Awardee’s Name:   Jeffrey Jagid

(b).           Awardee’s Social Security Number:      [                                                        ]

(c).           Award Date:    June 29, 2009 (the "Award Date")

(d).           Number of Restricted Shares Granted:    31,780

(e).           Vesting Date:    June 29, 2012

(f).
Vesting Requirements:  Subject to the terms of any severance (or other) agreement between the Awardee and the Company pursuant to which the restrictions applicable to the Restricted Shares lapse prior to the Vesting Date due to certain events, and subject to the terms of the Plan with respect to accelerated vesting upon a Change of Control (as defined in the Plan), the restrictions applicable to the Restricted Shares shall lapse as follows:

Restricted Shares shall become vested, and the restrictions applicable to Restricted Shares shall lapse, if the Awardee remains in the employ of the Company through and until the Vesting Date set forth above.

EXHIBIT B

STOCK POWER

For Value Received, __________________, hereby sells, assigns, and transfers unto I.D. Systems, Inc. ____________ shares of Common Stock of I.D. Systems, Inc. issued pursuant to, and subject to the terms of, that certain Restricted Stock Award Agreement by and between the Company and ________________ dated ___________ __, 20___ standing in his/her name on the books of said corporation [represented by Certificate No. ___ herewith], and does hereby irrevocably constitute and appoint _____________________ as his attorney to transfer the said stock on the books of said corporation with full power of substitution in the premises.

Dated:  ______________________

                __________________________________

In the presence of:

______________________________

EXHIBIT C

ELECTION UNDER SECTION 83(b)
OF THE INTERNAL REVENUE CODE OF 1986

The undersigned taxpayer hereby makes an election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (the “Regulations”), and in connection with this election supplies the following information:

1.           The name, address and taxpayer identification number of the undersigned are:

[Name]
[Address]
Social Security Number:  ___-__-____

2.           The election is being made with respect to [________] shares of common stock (the “Stock”) of I.D. Systems, Inc., a Delaware corporation (the "Company").

3.           The date on which the Stock was transferred to the undersigned was [_______________].  The taxable year for which this election is being made is calendar year [____].

4.           The property is subject to the following restrictions:

       The above-mentioned shares may not be transferred and are subject to forfeiture under the terms of an agreement between the taxpayer and the Company. These restrictions lapse upon the satisfaction of certain conditions contained in such agreement.

Disposition of the Stock is also subject to restrictions imposed under applicable federal and state securities laws regulating the transfer of unregistered securities.

5.           The fair market value of the Stock at the time of transfer (determined without regard to any lapse restriction, as defined in §1.83-3(i) of the Regulations) was $[___________].

6.           [The undersigned did not pay any amount for the Stock.  Therefore, $[______] (the full fair market value of the Stock stated above) is includible in the undersigned's gross income as compensation for services.]

7.           A copy of this election has been furnished to the Company [and to the transferee of the Stock, if different from the taxpayer] as required by §1.83-2(d) of the Regulations.

Dated:  ________________                                                                                                ___________________________
              [taxpayer signature]

INSTRUCTIONS FOR FILING SECTION 83(B) ELECTION

Attached is a form of election under section 83(b) of the Internal Revenue Code.  If you wish to make such an election, you should complete, sign and date the election and then proceed as follows:

1.  Execute three counterparts of your completed election (plus one extra counterpart for each person other than you, if any who receives property that is the subject of your election), retaining at least one photocopy for your records.

2.  Send one counterpart to the Internal Revenue Service Center with which you will file your Federal income tax return for the current year (e.g., Holtsville, New York for New Jersey residents) via certified mail, return receipt requested.  THE ELECTION SHOULD BE SENT IMMEDIATELY, AS YOU ONLY HAVE 30 DAYS FROM THE ISSUANCE/PURCHASE/GRANT DATE WITHIN WHICH TO MAKE THE ELECTION – NO WAIVERS, LATE FILINGS OR EXTENSIONS ARE PERMITTED.

3.  Deliver one counterpart of the completed election to the Company for its files.

4.  If anyone other than you (e.g., one of your family members) will receive property that is the subject of your election, deliver one counterpart of the completed election to each such person.

5.  Attach one counterpart of the completed election to your Federal income tax return for this year when you file that return next year

Exhibit 2

I.D. SYSTEMS, INC.

RESTRICTED STOCK AWARD AGREEMENT

       This Restricted Stock Award Agreement (the “Agreement”), dated as of the “Award Date” set forth in the attached Exhibit A, is entered into between I.D. Systems, Inc., a Delaware corporation (the “Company”), and the individual identified in Exhibit A (the “Awardee”).

       WHEREAS, the Company desires to provide the Awardee an incentive to participate in the success and growth of the Company through the holding of a proprietatry interest in the Company; and

       WHEREAS, to give effect to the foregoing intentions, the Company desires to grant the Awardee a restricted stock award of shares of the Company’s common stock, par value $.01 (the “Common Stock”) pursuant to the I.D. Systems, Inc. 2007 Equity Compensation Plan (the “Plan”);

       NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

       1.           Grant.  The Company hereby grants the Awardee a restricted stock award (the “Award”) with respect to the number of shares of Common Stock set forth in Exhibit A (such shares in the aggregate being referred to herein as the “Restricted Shares”).  The Award and the Restricted Shares shall be subject to the terms and conditions set forth in this Agreement and the provisions of the Plan, the terms of which are incorporated herein by reference.  Capitalized terms used but not otherwise defined herein shall have the meanings as set forth in the Plan.

       2.           Lapsing Forfeiture Provisions.  Subject to the terms of this Agreement, the Awardee shall forfeit the Restricted Shares to the extent that the Awardee does not satisfy the applicable vesting requirements set forth in Exhibit A.

       3.           Transfer Restrictions.  Prior to the satisfaction of the conditions set forth in Exhibit A, the Awardee shall not sell, assign, pledge or otherwise transfer (voluntarily or involuntarily) any of the Restricted Shares.  Upon satisfaction of the conditions set forth in Exhibit A, the transfer restrictions set forth in this Section shall lapse with respect to the Restricted Shares for which such conditions are satisfied.  As a condition of the grant of this award, Awardee may be required to execute a stock power in blank in the form of Exhibit B hereto with respect to any shares issued pursuant to this Agreement.

       4.           Adjustment of Shares.  Notwithstanding anything contained herein to the contrary, in the event of any change in the Company’s Common Stock resulting from a corporate transaction including, but not limited to, a subdivision or consolidation, reorganization, recapitalization, merger, share split, reverse share split, share distribution, combination of shares or the payment of a share dividend, the Restricted Shares shall be treated in the same manner in any such transaction as other Common Stock.  Any Common Stock or other securities received by the Awardee as a result of such transaction with respect to the Restricted Shares shall be subject to the restrictions and conditions set forth herein and in the attached Exhibit A.

       5.           Rights as Stockholder.  Except as provided by Section 3 hereof, the Awardee shall be entitled to all of the rights of a stockholder with respect to the Restricted Shares as of the Award Date, including, but not limited to, the right to vote such shares and receive dividends and other distributions payable with respect to same.

       6.           Recording; Escrow of Share Certificates.  As soon as reasonably practicable after the Award Date, the Company shall issue stock certificates in the Awardee’s name that correspond to the Restricted Shares (the “Certificates”), and shall hold such Certificates in escrow for the Awardee’s benefit, properly endorsed for transfer, until such time as the Restricted Shares are forfeited to the Company or all restrictions thereon lapse, or, rather, arrange for the recording of such grant on its (or its delegate’s) books, with such Certificates to be issued upon the lapsing of restrictions on such Restricted Shares.  The Company shall not be liable for any act it may do or fail to do with respect to the holding of the Certificates in escrow hereunder or the recording of such Restricted Shares on its (or its delegate’s) books, provided it acts or fails to act in good faith and in the exercise of its sound judgment.

       7.           Legend.  To the extent the Company issues Certificates prior to the lapse of the restrictions on an Awardee’s Restricted Shares, the Certificates shall bear the following legend:

THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE CONDITIONS AND TRANSFER RESTRICTIONS) CONTAINED IN A RESTRICTED STOCK AWARD AGREEMENT BETWEEN I.D. SYSTEMS, INC. AND THE HOLDER AND THE TERMS OF THE I.D. SYSTEMS, INC. 2007 EQUITY COMPENSATION PLAN, AS EACH MAY BE AMENDED FROM TIME TO TIME.  A COPY OF SUCH AGREEMENT IS ON FILE IN THE OFFICE OF THE SECRETARY OF I.D. SYSTEMS, INC.

       8.           Section 83(b) Election.  The Awardee hereby acknowledges that the Awardee has been informed that, with respect to the Restricted Shares, the Awardee may file an election with the Internal Revenue Service, within 30 days of the execution of this Agreement, electing pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, (the “Code”) to be taxed currently on any difference between the purchase price of the Restricted Shares and their fair market value on the date of purchase.  Absent such an election, taxable income will be measured and recognized by the Awardee at the time or times at which the forfeiture restrictions on the Restricted Shares lapse.  The Awardee is strongly encouraged to seek the advice of his own tax consultants in connection with the issuance of the Restricted Shares and the advisability of filing of the election under Section 83(b) of the Code.  A form of Election under Section 83(b) is attached hereto as Exhibit C for reference.

THE AWARDEE ACKNOWLEDGES THAT IT IS NOT THE COMPANY’S, BUT RATHER THE AWARDEE’S SOLE RESPONSIBILITY TO FILE THE ELECTION UNDER SECTION 83(b) TIMELY.

Circular 230 Disclaimer:  Nothing contained in this discussion of certain federal income tax considerations is intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or (ii) promoting, marketing, or recommending to another party any transactions or tax-related matters addressed herein.

       9.           Government Regulations.  Notwithstanding anything contained herein to the contrary, the Company’s obligation to issue or deliver certificates evidencing the Restricted Shares and/or recording of the grant of such Restricted Shares shall be subject to the terms of all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required; provided that the Company shall use commercially reasonable best efforts to ensure that the terms of all applicable laws, rules and regulations and approvals by any governmental agencies or national securities exchanges as may be required are timely satisfied or obtained, as applicable.

       10.           Withholding Taxes.  The Company shall have the right to require the Awardee to remit to the Company, or to withhold from amounts payable to the Awardee, as compensation or otherwise, an amount sufficient to satisfy all federal, state and local withholding tax requirements (including, without limitation, any tax resulting from (i) the expiration of restrictions set forth hereunder that are applicable to any particular Restricted Shares or (ii) an election made by the Awardee under Section 83(b) of the Code).

       11.           Investment Purpose.  The Awardee agrees not to sell, transfer or otherwise dispose of such shares unless they are either (1) registered under the Securities Act of 1933 and all applicable state securities laws, or (2) exempt from such registration in the opinion of Company counsel, and consents to the Company’s placing of the legend set forth in Section 7 above on the certificates, if any, summarizing such securities law restrictions; provided that the Company shall use commercially reasonable best efforts to ensure that the requirements of either (1) or (2) above are timely satisfied.

       12.           Awardee Representations.  The Awardee has reviewed with the Awardee's own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement.  The Awardee is relying solely on such advisors and not on any statements or representations of the Company or any of its agents, if any, made to the Awardee.  The Awardee understands that the Awardee (and not the Company) shall be responsible for the Awardee’s own tax liability arising as a result of the transactions contemplated by this Agreement.

       13.           Employment/Service.  Neither this Agreement nor any action taken hereunder shall be construed as giving the Awardee any right of continuing employment by or service with the Company.

       14.           Notices.  Notices or communications to be made hereunder shall be in writing and shall be delivered in person, by registered mail, by confirmed facsimile or by a reputable overnight courier service to the Company at its principal office or to the Awardee at his address contained in the records of the Company.

       15.           Governing Law.  This Agreement shall be construed under the laws of the State of Delaware, without regard to conflict of laws principles.

       16.           Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter of this Agreement.

       17.           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Company and the Awardee and their respective permitted successors, assigns, heirs, beneficiaries and representatives.  This Agreement is personal to the Awardee and may not be assigned by the Awardee without the prior consent of the Company.  Any attempted assignment in violation of this Section shall be null and void.

       18.           Amendment.  This Agreement may be amended or modified only by a written instrument executed by both the Company and the Awardee.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused their duly authorized officer to execute this Agreement as of the date first written above.

I.D. SYSTEMS, INC.

By:	/s/ Ned Mavrommatis
Name: Ned Mavrommatis
Title: CFO

AWARDEE

/s/ Jeffrey Jagid
Name: Jeffrey Jagid

EXHIBIT A

1.           (a).           Awardee’s Name:   Jeffrey Jagid

(b).           Awardee’s Social Security Number:

(c).           Award Date:    February 5, 2010 (the "Award Date")

(d).           Number of Restricted Shares Granted:    39,474

(e).           Vesting Date:    February 5, 2013

(f).
Vesting Requirements:  Subject to the terms of any severance (or other) agreement between the Awardee and the Company pursuant to which the restrictions applicable to the Restricted Shares lapse prior to the Vesting Date due to certain events, and subject to the terms of the Plan with respect to accelerated vesting upon a Change of Control (as defined in the Plan), the restrictions applicable to the Restricted Shares shall lapse as follows:

Restricted Shares shall become vested, and the restrictions applicable to Restricted Shares shall lapse, if the Awardee remains in the employ of the Company through and until the Vesting Date set forth above.

EXHIBIT B

STOCK POWER

For Value Received, __________________, hereby sells, assigns, and transfers unto I.D. Systems, Inc. ____________ shares of Common Stock of I.D. Systems, Inc. issued pursuant to, and subject to the terms of, that certain Restricted Stock Award Agreement by and between the Company and ________________ dated ___________ __, 20___ standing in his/her name on the books of said corporation [represented by Certificate No. ___ herewith], and does hereby irrevocably constitute and appoint _____________________ as his attorney to transfer the said stock on the books of said corporation with full power of substitution in the premises.

Dated:  ______________________

                __________________________________

In the presence of:

______________________________

EXHIBIT C

ELECTION UNDER SECTION 83(b)
OF THE INTERNAL REVENUE CODE OF 1986

The undersigned taxpayer hereby makes an election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder (the “Regulations”), and in connection with this election supplies the following information:

1.           The name, address and taxpayer identification number of the undersigned are:

[Name]
[Address]
Social Security Number:  ___-__-____

2.           The election is being made with respect to [________] shares of common stock (the “Stock”) of I.D. Systems, Inc., a Delaware corporation (the "Company").

3.           The date on which the Stock was transferred to the undersigned was [_______________].  The taxable year for which this election is being made is calendar year [____].

4.           The property is subject to the following restrictions:

       The above-mentioned shares may not be transferred and are subject to forfeiture under the terms of an agreement between the taxpayer and the Company. These restrictions lapse upon the satisfaction of certain conditions contained in such agreement.

Disposition of the Stock is also subject to restrictions imposed under applicable federal and state securities laws regulating the transfer of unregistered securities.

5.           The fair market value of the Stock at the time of transfer (determined without regard to any lapse restriction, as defined in §1.83-3(i) of the Regulations) was $[___________].

6.           [The undersigned did not pay any amount for the Stock.  Therefore, $[______] (the full fair market value of the Stock stated above) is includible in the undersigned's gross income as compensation for services.]

7.           A copy of this election has been furnished to the Company [and to the transferee of the Stock, if different from the taxpayer] as required by §1.83-2(d) of the Regulations.

Dated:  ________________                                                                                                ___________________________
              [taxpayer signature]

INSTRUCTIONS FOR FILING SECTION 83(B) ELECTION

Attached is a form of election under section 83(b) of the Internal Revenue Code.  If you wish to make such an election, you should complete, sign and date the election and then proceed as follows:

1.  Execute three counterparts of your completed election (plus one extra counterpart for each person other than you, if any who receives property that is the subject of your election), retaining at least one photocopy for your records.

2.  Send one counterpart to the Internal Revenue Service Center with which you will file your Federal income tax return for the current year (e.g., Holtsville, New York for New Jersey residents) via certified mail, return receipt requested.  THE ELECTION SHOULD BE SENT IMMEDIATELY, AS YOU ONLY HAVE 30 DAYS FROM THE ISSUANCE/PURCHASE/GRANT DATE WITHIN WHICH TO MAKE THE ELECTION – NO WAIVERS, LATE FILINGS OR EXTENSIONS ARE PERMITTED.

3.  Deliver one counterpart of the completed election to the Company for its files.

4.  If anyone other than you (e.g., one of your family members) will receive property that is the subject of your election, deliver one counterpart of the completed election to each such person.

5.  Attach one counterpart of the completed election to your Federal income tax return for this year when you file that return next year